Exhibit 99.1

Masonglory Limited Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

Hong Kong, March 17, 2026 (GLOBE NEWSWIRE) -- Masonglory Limited (the “Company” or “Masonglory”) (NASDAQ: MSGY), a Hong Kong based subcontractor providing wet trades and related ancillary services to private and public sectors, announces that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated March 13, 2026, notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares was below $1 per share for the last 30 consecutive business days (i.e. from January 28, 2026 to March 11, 2026). The Nasdaq Letter is only a notification of deficiency. It does not result in the immediate delisting and has no current effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until September 9, 2026 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance with the minimum bid price requirement, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the minimum bid price requirement within the Compliance Period, Nasdaq will provide the Company with written confirmation and will close the matter. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to September 9, 2026 in order to regain compliance.

If the Company does not regain compliance by September 9, 2026, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company is monitoring the closing bid price of its ordinary shares and evaluating options to regain compliance with the minimum bid price requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to timely regain or maintain compliance with Nasdaq’s continued listing requirement.

About Masonglory Limited

Founded in 2018 in Hong Kong, Masonglory Limited is a subcontractor providing wet trades services and other ancillary services to property developers and Hong Kong government. As a registered specialist trade contractor (plastering-group 2) since 2020, the Company provides customers with comprehensive wet trades works solutions, which principally include: (i) plastering on floors, ceilings, and walls; (ii) tile laying on internal and external walls and floors; (iii) brick laying; (iv) floor screeding; and (v) marble works. For more information, please visit: https://www.masontech.com.hk/; https://ir.masontech.com.hk/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Masonglory Limited

Investor Relations Department

Email: services@wealthfsllc.com